T. ROWE PRICE
REALTY INCOME
FUND II

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
March 31, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free

410-625-6500 Baltimore area
For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

As you know from our letter dated April 15, 1997, we signed purchase and sale agreements on April 11 with Glenborough Realty Trust Incorporated for the sale of all Fund properties at a contract sales price of $30.4 million before selling expenses. Glenborough is a real estate investment trust whose shares are publicly traded on the New York Stock Exchange. We also closed on the sale of AMCC in January and on South Point Plaza in April, after the end of the reporting period. The disposition of two other properties, Bonnie Lane and Glenn Avenue, discussed in our last report, did not go through as originally planned. However, they are included in the pending sale to Glenborough, which will liquidate the Fund's real estate portfolio if consummated.


Real Estate Investments (Dollars in thousands)
__________________________________________________

                                    Average      Contri-
                                     Leased     bution to
                      Leased Status  Status    Net Income
                        _________    _______     _______
                                     Three        Three
              Gross                  Months      Months
            Leasable                  Ended       Ended
Property      Area     March 31,    March 31,   March 31,
Name        (Sq. Ft.)    1997    1996   1997  1996   1997
________    ________     ____    ____   ____  ____   ____

Atlantic      187,844     100%     92% 100%  $  63 $  56

Coronado       95,732     100     100  100      52    51

Oakbrook
  Corners     123,948      94      61   94     (34)   76

Baseline      100,204      96      91   93      37    73

Business
  Plaza        66,342      88      72   90      17    33

Tierrasanta   104,236      62     100   62      36    19
             ________    ____    ____ ____   __________

              678,306      91      87   91     171   308
Held for Sale

  South Point
    Plaza      49,163      90      61   91       1   (28)

  Bonnie Lane 119,590     100      89  100      49    93

  Glenn Avenue 82,000     100     100  100      34    99
             ________    ____    ____ ____   __________

              929,059      93      87   93     255   472

Properties Sold     -       -       -    -     396   199

Fund Expenses
  Less Interest
  Income            -       -       -    -     (42)  (99)
             ________    ____    ____ ____   __________

Total         929,059      93%     87%  93%  $ 609 $ 572

    These developments are in keeping with our previously announced intention to shift our emphasis from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds. In order for the Fund to complete the sale of its properties to Glenborough, a majority in interest of limited partners must consent to the transactions through a consent solicitation vote, which we expect to take place in late June or sometime in July. As we cautioned in our letter of April 15, this sale is subject to further due diligence by Glenborough, which could result in changes to the properties in the transaction, the sales proceeds to be received, or the cancellation of the sale. It is possible that the Fund may not be liquidated this year if the sale falls through.
    It is worth mentioning again some of our reasons for accepting Glenborough's offer:

o The offer represents more than 100% of the property valuations used in our last estimated unit value and is substantially more per unit on an adjusted basis than two recent tender offers from unaffiliated third parties, which ranged from approximately 40% to 75% of the estimated valuation.

o Selling the properties in bulk will reduce transaction and operating expenses and allow for a more accelerated return of principal to investors than the original disposition plan, which contemplated a gradual return of capital over the next 13 to 21 months.

o There is no financing contingency, and Glenborough's financial resources appear adequate to consummate the transaction.

Cash Distributions

The Fund made a distribution representing 100% of the Fund's proceeds from the sale of AMCC to limited partners of record on March 31, 1997. Proceeds from the sale of South Point Plaza were distributed separately in May to limited partners as of April 30, 1997. Deducting the AMCC distribution of $93.50 and the South Point Plaza distribution of $17.28 from the December 1996 adjusted estimated unit value of $471 results in $360. Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. Assuming all properties are sold during the next few months, the Fund plans to accrue for anticipated closing costs and then make a liquidating cash distribution. Based on the negotiated sale price and other information currently available, we expect total future distributions to exceed the figure mentioned above.

Results of Operations

Net income of $572,000 for the first three months of 1997 was $37,000 less than for the comparable 1996 period. The absence of operating income from Regal Row after its sale last year, and from AMCC after its sale in January, resulted in a decrease in income from operations of $197,000. However, this was substantially offset by increased income from operations at Oakbrook Corners, Bonnie Lane, and Glenn Avenue. The increased average leased status along with lower depreciation expense at Oakbrook Corners and Bonnie Lane resulted in the higher income at these properties, while higher rental rates and tenant reimbursements fueled the gain at Glenn Avenue. Fund expenses rose during the past three months, primarily as a result of necessary costs incurred in responding to the recent tender offers for partnership units.
    At the property level, we signed new, renewal, and expansion leases for about 3% of the portfolio's square footage. However, leases representing approximately 3% of the portfolio expired. The net result was only a minimal change in the leased status of Fund properties since December, but there was an improvement of six percentage points in average leased status over the comparable 1996 period because of improved leasing activity.
    The increase in the Fund's cash position compared with the same period in 1996 resulted from proceeds received from the disposition of AMCC.

Outlook

Our reasons for wanting to liquidate the Fund's portfolio while the real estate market is strengthening are unchanged. As mentioned previously, our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. Real estate markets have been improving during the past few years, and we have used this opportunity to capture higher prices for our investors. Rising real estate values could eventually lead to an increased supply of new properties, resulting in softer prices some time later. This is a normal pattern as the real estate cycle runs its course.
    No one can forecast precisely when prices will reach their peak, and it is possible that by selling Fund properties now we might miss further advances later on. However, demand from tenants and investors is currently very strong, causing the supply of properties to grow in many markets. We believe it is prudent to sell into strength while prices are still advancing.
    It is critical that you promptly read the consent solicitation materials and return the card as soon as you receive them, so that we can minimize Fund expenses and implement the orderly liquidation of your investment.
    Thank you in advance for your cooperation in this matter.

Sincerely,

James S. Riepe
Chairman

May 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)

                                March 31, December 31,
                                  1997        1996
                               ___________ ___________

Assets

Real Estate Property
Investments
   Land . . . . . . . . . .    $   8,443   $    8,443
   Buildings and
     Improvements . . . . .       19,537       19,352
                                ________     ________

                                  27,980       27,795

   Less: Accumulated
   Depreciation and
   Amortization . . . . . .       (6,858)      (6,625)
                                ________     ________

                                  21,122       21,170
   Properties Held
     for Sale . . . . . . .        7,039       14,860
                                ________     ________

                                  28,161       36,030
Cash and Cash
   Equivalents. . . . . . .       10,561        3,667
Accounts Receivable
   (less allowances of
   $28 and $22) . . . . . .          196          162
Other Assets. . . . . . . .          288          333
                                ________    ________

                               $  39,206   $   40,192
                                ________     ________
                                ________     ________

Liabilities and Partners' Capital

Security Deposits and
   Prepaid Rents. . . . . .    $     397   $      505
Accrued Real Estate
   Taxes. . . . . . . . . .          392          394
Accounts Payable and
   Other Accrued
   Expenses . . . . . . . .          219          307
                                ________     ________

Total Liabilities . . . . .        1,008        1,206

Partners' Capital . . . . .       38,198       38,986
                                ________    ________

                               $  39,206   $   40,192
                                ________    ________
                                ________    ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)



                                  Three Months Ended
                                       March 31,

                                    1997     1996
                                    ____     ____


Revenues

Rental
    Income. . . . . . . . . . .  $  1,318   $ 1,545
Interest
    Income. . . . . . . . . . .       100        78
                                 ________  ________

                                    1,418     1,623
                                 ________  ________
Expenses

Property Operating
    Expenses. . . . . . . . . .       241       267
Real Estate Taxes . . . . . . .       175       218
Depreciation and
    Amortization. . . . . . . .       242       470
Recovery of Property
    Values, Net . . . . . . . .       (30)     (112)
Management Fee to
    General Partner . . . . . .        57        55
Partnership Management
    Expenses. . . . . . . . . .       161       116
                                 ________  ________

                                      846     1,014
                                 ________   ________

Net Income. . . . . . . . . . .  $    572   $   609
                                 ________  ________
                                 ________  ________

Activity per Limited
    Partnership Unit

Net Income. . . . . . . . . . .  $   6.73   $  7.17
                                 ________  ________
                                 ________  ________

Cash Distributions Declared
    from Sale Proceeds. . . . .  $  93.50   $ 42.95
    from Operations . . . . . .         -      6.50
                                 ________  ________

Total Distributions Declared. .  $  93.50   $ 49.45
                                 ________  ________
                                 ________  ________

Units Outstanding . . . . . . .    84,099    84,099
                                 ________  ________
                                 ________  ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)



                            General   Limited
                            Partner  Partners   Total
                            _______   _______  ______

Balance,
   December 31,
   1996 . . . . . . . .   $    (308)$ 39,294 $ 38,986
Net Income. . . . . . .           6      566      572
Cash Distri-
   butions. . . . . . .         (14)  (1,346)  (1,360)
                            _______  _______  _______

Balance, March 31,
   1997 . . . . . . . .   $    (316)$ 38,514 $ 38,198
                            _______  _______  _______
                            _______  _______  _______

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                   Three Months Ended
                                        March 31,
                                      1997     1996
                                    ________ ________

Cash Flows from Operating
   Activities

Net Income. . . . . . . . . . . .  $    572   $   609
Adjustments to Reconcile
   Net Income to Net Cash
   Provided by Operating Activities
     Depreciation and
     Amortization . . . . . . . .       242       470
   Recovery of Property
     Values, Net. . . . . . . . .       (30)     (112)
   Increase in Accounts
     Receivable, Net of
     Allowances . . . . . . . . .       (34)       (9)
   Decrease in Other Assets . . .        45        41
   Decrease in Security
     Deposits and Prepaid
     Rent . . . . . . . . . . . .      (108)      (79)
   Decrease in Accrued Real
     Estate Taxes . . . . . . . .        (2)     (117)
   Decrease in Accounts
     Payable and Other
     Accrued Expenses . . . . . .       (88)     (114)
                                   ________  ________
Net Cash Provided by
   Operating Activities . . . . .       597       689
                                   ________  ________

Cash Flows from Investing
   Activities

Proceeds from Property
   Disposition. . . . . . . . . .     7,863     3,612
Investments in Real Estate. . . .      (206)     (178)
                                   ________  ________
Net Cash Provided by
   Investing Activities . . . . .     7,657     3,434
                                   ________  ________
Cash Flows Used in
   Financing Activities

Cash Distributions. . . . . . . .    (1,360)   (1,780)
                                   ________  ________

Cash and Cash Equivalents

Net Increase during Period. . . .     6,894     2,343
At Beginning of Year. . . . . . .     3,667     4,782
                                   ________  ________

At End of Period. . . . . . . . .  $ 10,561 $   7,125
                                   ________  ________
                                   ________  ________

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned a partnership management fee of $57,000 during the first three months of 1997.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $37,000 for communications and administrative services performed on behalf of the Partnership during the first three months of 1997.
    An affiliate of the General Partner earned a normal and customary fee of $5,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first three months of 1997.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first three months of 1997 totaled $38,000.
    An affiliate of LaSalle earned $31,000 in the first three months of 1997 for property management fees and leasing commissions on tenant renewals and extensions for several of the Partnership's properties.

NOTE 2 - REAL ESTATE PROPERTY INVESTMENTS

On January 23, 1997, the AMCC property was sold and the Partnership received net proceeds of $7,863,000. The net book value of the Partnership's interest in this property at the date of disposition was also $7,863,000, after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale. Results of operations for this property during the first quarter of 1997 include a $95,000 recovery of property value prior to its sale.
    In April 1997, South Point Plaza, a shopping center in which the Partnership had a 50% interest, was sold and the Partnership received net proceeds of $ 1,452,930. The net book value of the Partnership's interest in this property at the date of disposition was also $1,452,930 after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale. Results of operations for this property during the first quarter of 1997 include a $65,000 decline of property value.
    The Partnership began actively marketing its two midwest industrial properties, Bonnie Lane and Glenn Avenue in 1996, and classifies them as held for sale in the accompanying balance sheets.
    On April 11, 1997, the Partnership and its consolidated ventures entered into contracts with a buyer for the sale of all property investments, including the two midwest industrial properties. The total sales price is $30,441,000 before selling expenses. The transactions are subject to further due diligence by the buyer and the approval of the Limited Partners which could result in changes to or the cancellation of the contracts. If the transactions are closed, the Partnership will have sold all of its real estate property investments and will begin liquidation.

NOTE 3 - SUBSEQUENT DISTRIBUTIONS

The Partnership declared a cash distribution of $93.50 per unit to the Limited Partners of the Partnership as of the close of business on March 31, 1997. The distribution of $7,863,000 to the Limited Partners is 100% of the Partnership's share of the AMCC sales proceeds.